UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

AMENDMENT NO 1

Under the Securities Exchange Act of 1934

REV Group, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

749527107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 749527107
1. Name of Reporting Person. American Industrial Partners Capital Fund IV, LP
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 27,562,505 shares
7. Sole Dispositive Power 0
8. Shared Dispositive Power 27,562,505 shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 27,562,505 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 43.4%
12. Type of Reporting Person PN

(1)	The calculation of the foregoing percentage is based on 63,474,523 shares of common stock outstanding as of January 10, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 21, 2022.

13G

CUSIP No. 749527107
1. Name of Reporting Persons. American Industrial Partners Capital Fund IV (Parallel), L.P.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 27,562,505 shares
7. Sole Dispositive Power 0
8. Shared Dispositive Power 27,562,505 shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 27,562,505 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 43.4%
12. Type of Reporting Person PN

(1)	The calculation of the foregoing percentage is based on 63,474,523 shares of common stock outstanding as of January 10, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 21, 2022.

13G

CUSIP No. 749527107
1. Name of Reporting Person. AIP/CHC Holdings, LLC
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 27,562,505 shares
7. Sole Dispositive Power 0
8. Shared Dispositive Power 27,562,505 shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 27,562,505 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 43.4%
12. Type of Reporting Person 00

(1)	The calculation of the foregoing percentage is based on 63,474,523 shares of common stock outstanding as of January 10, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 21, 2022.

13G

CUSIP No. 749527107

ITEM 1.

(a) Name of Issuer:

REV Group, Inc.

(b) Address of Issuer’s Principal Executive Offices:

245 South Executive Drive, Suite 100

Brookfield, WI 53005

ITEM 2.

(a) Name of Person Filing:

This statement is being filed on behalf of the following (collectively, the “Reporting Persons): (1) American Industrial Partners Capital Fund IV, LP. (“Fund IV”), (2) American Industrial Partners Capital Fund IV (Parallel), L.P. (“Parallel Fund”) and (3) AIP/CHC Holdings, LLC (“AIP Holdings” and, together with Fund IV and Parallel Fund, the “AIP Funds”).

(b) Address of Principal Business Office, or if None, Residence:

American Industrial Partners

450 Lexington Avenue, 40th Floor

New York, New York 10017

(c) Citizenships:

Delaware

(d) Title of Class of Securities:

Common stock, par value $0.001 per share

(e) CUSIP No.:

749527107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13-D-1(B) OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON IS A:

Not applicable.

ITEM 4. OWNERSHIP.

The information contained in items 5-11 on each of the cover pages is incorporated herein by reference. AIP CF IV, LLC (“AIP GP”) is the general partner of Fund IV and the Parallel Fund. Messrs. Dino Cusumano and Kim Marvin are senior managing members of AIP GP. They are also managing members of AIP/CHC Investors, LLC, which is the managing member of AIP Holdings. As a result of the above, Messrs. Cusumano and Marvin may be deemed to share voting and dispositive power with respect to the shares held by the AIP Funds. Messrs. Cusumano and Marvin serve as members of the Board of Directors of REV. Each of the individuals listed herein disclaim beneficial ownership of the shares of common stock held by the AIP Funds except to the extent of any pecuniary interest therein. The AIP Funds may be deemed to be a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

By:	/s/ Stanley Edme
	Name:	Stanley Edme, Authorized Signatory for
American Industrial Partners Capital Fund IV, LP

By:	/s/ Stanley Edme
	Name:	Stanley Edme, Authorized Signatory for
American Industrial Partners Capital Fund IV (Parallel), L.P.

By:	/s/ Stanley Edme
	Name:	Stanley Edme, Authorized Signatory for
AIP/CHC Holdings, LLC

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated February 11, 2022
By:	/s/ Stanley Edme
	Name:	Stanley Edme, Authorized Signatory for
American Industrial Partners Capital Fund IV, LP

By:	/s/ Stanley Edme
	Name:	Stanley Edme, Authorized Signatory for
American Industrial Partners Capital Fund IV (Parallel), L.P.

By:	/s/ Stanley Edme
	Name:	Stanley Edme, Authorized Signatory for
AIP/CHC Holdings, LLC